77I.     New or Amended Securities


Effective December 1, 1997, all class 4 shares of all Funds were redesignated as Class S shares, and the expense structure was revised accordingly. Additionally, two new classes of shares, Class A and Class Y, were created for all Funds. Effective January 1, 1998, Class A and Y shares began operations, and Class 1 shares of all Funds were exchanged for Class A shares and Class 2 and Class 3 shares of all Funds were exchanged for Class Y shares. The Class 1, Class 2 and Class 3 shares were subsequently terminated by the Trustees. The new classes of shares are offered to different types of investors and have different expense and sales charge structures.